

SE 16022246

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/19/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers Life Securities Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 7 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Webb, jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers Life Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
TINEKA D HOLLINS
Notary Public - State of Illinois
My Commission Expires Jun 4, 2018

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bankers Life Securities, Inc.

Table of Contents


pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Bankers Life Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income (loss), changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Bankers Life Securities, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying computation of net capital is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 24, 2016

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222 2202, F: (317) 940 7660, www.pwc.com/us



Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets:	
Cash	$1,556,403
Income taxes receivable from affiliate	146,116
Prepaid expenses	35,142
Total assets	$1,737,661
Liabilities:	
Accrued expenses	$ 17,348
Payable to affiliate	141,530
Total liabilities	158,878
Stockholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	2,100,999
Accumulated deficit	(522,217)
Total stockholder's equity	1,578,783
Total liabilities and stockholder's equity	$1,737,661

The accompanying notes are an integral part of the financial statements.

Bankers Life Securities, Inc.
Statement of Income (Loss)
for the year ended December 31, 2015

Expenses:	
Salaries and benefits	$ 495,575
Regulatory fees and expenses	165,371
Other expenses	176,436
Total expenses	837,382
Loss before income taxes	(837,382)
Income tax benefit	(323,290)
Net loss	$ (514,092)

The accompanying notes are an integral part
of the financial statements.

Bankers Life Securities, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2015

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2014	$ 1	$ 100,999	$ (8,125)	$ 92,875
Capital contributions	–	2,000,000	–	2,000,000
Net loss	–	–	(514,092)	(514,092)
Balance at December 31, 2015	$ 1	$ 2,100,999	$ (522,217)	$ 1,578,783

The accompanying notes are an integral part
of the financial statements.



Bankers Life Securities, Inc.
Statement of Cash Flows
for the year ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (514,092)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in prepaid expense	(35,142)
Increase in income taxes receivable from affiliate	(141,741)
Increase in accrued expenses	17,348
Increase in payable to affiliate	141,530
Net cash used by operating activities	(532,097)
Cash flows from financing activities:	
Capital contributions from parent	2,000,000
Net cash provided by financing activities	2,000,000
Net increase in cash	1,467,903
Cash at beginning of year	88,500
Cash at end of year	$ 1,556,403
Supplemental cash flow disclosure:	
Income tax benefits received from affiliate under tax sharing agreement	$ 181,549

The accompanying notes are an integral part of the financial statements.



Bankers Life Securities, Inc.
Notes to Financial Statements

1. Business

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company was approved by FINRA on August 19, 2015.

2. Basis of Presentation and Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk.

The Company did not execute any trades during 2015 and, therefore, generated no revenue during 2015.

3. Regulatory Requirements

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 12-1/2 percent of aggregate indebtedness, as defined, during the first twelve months subsequent to FINRA approval. At December 31, 2015, the Company's net capital was $1,397,525, or $1,377,665 in excess of the minimum requirement. The ratio of aggregate indebtedness to net capital was .1 to 1.

The Company has a clearing agreement with a non-affiliated broker-dealer to process and clear all of the Company's securities transactions on a fully disclosed basis. Accordingly, the Company claims exemption from the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii).

4. Related Party Transactions

Effective August 19, 2015, the Company entered into a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly-owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. There were no branch locations during 2015. During 2015, the Company incurred rent and shared service expenses of $14,744. As of December 31, 2015, $3,686 was unpaid.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. As of December 31, 2015, the Company owed Services $137,844 for such direct expenses paid on its behalf.

In 2015, the Company received capital contributions from CDOC totaling $2,000,000.

5. Income Taxes

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, the Company calculates its income taxes as if it was a separate filing company and makes payments to CNO for any taxes due. In the event of a loss, CNO may reimburse the Company for the loss to the extent it is utilized in the consolidated income tax return. Payments to the Company from CNO for tax benefits may be limited to amounts the Company had previously paid to CNO.

At December 31, 2015, the Company had a net current income tax receivable from CNO of $146,116 included in the statement of financial condition.

The components of the income tax benefit for the year ended December 31, 2015, were as follows:

Federal - current	$276,445
State - current	46,845
Total income tax benefit	$323,290

A reconciliation of the U.S. statutory corporate tax rate to the Company's effective tax rate for the year ended December 31, 2015, is as follows:

U.S. statutory rate	35.0%
State taxes	3.6%
Effective tax rate	38.6%



The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2011 and thereafter). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

6. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and, therefore, represents an exit price, not an entry price. FASB Accounting Standards Codification 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- Level 1 – includes assets and liabilities valued using inputs that are quoted prices in active markets for identical assets or liabilities.
- Level 2 – includes assets and liabilities valued using inputs that are quoted prices for similar assets in an active market, quoted prices for identical or similar assets in a market that is not active, observable inputs, or observable inputs that can be corroborated by market data.
- Level 3 – includes assets and liabilities valued using unobservable inputs that are used in model-based valuations that contain management assumptions.

At each reporting date, the Company classifies assets into the three input levels based on the lowest level of input that is significant to the measurement of fair value for each asset reported at fair value. This classification may be impacted by a number of factors, including the type of financial instruments, whether the financial instruments are new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. The Company's assessment of the significance of a particular input to the fair value measurement and the ultimate classification of each asset requires judgment. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

At December 31, 2015, the Company held cash of $1,556,403, all of which is classified as Level 1 within the fair value hierarchy.

There were no transfers between levels during the year ended December 31, 2015.



7. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

8. Subsequent Events

Management has evaluated subsequent events through February 24, 2016, the date of the financial statements issuance. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

Schedule 1

Bankers Life Securities, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Net capital:	
Total stockholder's equity	$1,578,783
Less non-allowable assets	(181,258)
Net capital	$1,397,525
Aggregate indebtedness	$ 158,878
12-1/2% of aggregate indebtedness	$ 19,860
Net capital and ratio of aggregate indebtedness to net capital:	
Net capital	$1,397,525
Net capital requirement (greater of 12-1/2% of aggregate indebtedness or $5,000)	19,860
Net capital in excess of required amount	$1,377,665
Ratio of aggregate indebtedness to net capital	0.1 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA FOCUS filing as of the same date.

Bankers Life Securities, Inc.
Exemption Report

Bankers Life Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.§240.15c3-3 under the following provision of 17 C.F.R.§240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R.§240.15c3-3 (k) throughout the period August 19, 2015 to December 31, 2015 without exception.

Bankers Life Securities, Inc.

I, William D. Webb, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature:



Title: President

Date: February 24, 2016



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Bankers Life Securities, Inc.

We have reviewed Bankers Life Securities, Inc.'s assertions, included in the accompanying Bankers Life Securities, Inc. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period August 19, 2015 to December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period August 19, 2015 to December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2016

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222 2202, F: (317) 940 7660, www.pwc.com/us